04018249

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Near Earth, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 West Road
(No. and Street)

New Canaan, (City) CT (State) 06840 (Zip Code)

RECEIVED MAR 31 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hoyt Davidson 203-972-9062
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

850 Canal Street (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hoyt Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Near Earth, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

MANAGING MEMBER

Title

Notary Public

WALTER J. HENNING
Notary Public, State of New York
No 1760675
Qualified in Suffolk County
Commission Expires June 30 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Near Earth, LLC

Statement of Financial Condition
December 31, 2003

This report is filed pursuant to rule 17a – 5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Near Earth, LLC
New Canaan, Connecticut

We have audited the accompanying statement of financial condition of Near Earth, LLC as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Near Earth, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
March 12, 2004

Near Earth, LLC

Statement Of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	85,422
Accounts receivable		23,406
Prepaid expenses		160
Investments - stock options		823,117
	$	932,105
Liabilities And Members' Equity		
Accounts payable	$	2,408
Member's Equity (Note 3)		929,697
	$	932,105

See Notes to Statement of Financial Condition.

Near Earth, LLC

Notes To Statement Of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: On August 6, 2003, Near Earth, LLC (the "Company") was approved as a broker-dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. The Company's revenue is primarily derived from providing investment banking services, through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, which provides that the Company does not hold funds or securities for, or owe money or securities to, customers.

Cash and cash equivalents: Cash and cash equivalents include highly liquid investments which are readily convertible into cash. Cash and cash equivalents, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Revenue recognition: The Company recognizes revenue from placement fees upon completion of the private placement offering and from consulting at the time work is performed and services are provided.

Income taxes: The company is classified as a partnership for federal and state income tax purposes and, therefore, the financial statements do not include a provision for income tax expense or refunds.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative financial instruments: The Company has derivative financial instruments in the form of stock options received as compensation for consulting services (See Note 5). In accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, the options do not qualify for hedge accounting and are recorded at fair value on their issue date. Any change in fair value of the options at the balance sheet date is recognized currently in the income statement. The value of the options is being calculated under a fair value based method using the Black-Scholes pricing model.

Note 2. Major Customer

The Company currently has one client accounting for 100% of total accounts receivable at December 31, 2003.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in it's first year). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $87,767 and $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was .03 to 1.

Note 4. Related Party

The Company is located in a home office of the Sole Member and pays rent, utilities and maintenance expenses to the Member.

Note 5. Derivative Financial Instruments – Stock Options

On August 22, 2002, the Company entered into an agreement with a major customer to provide financial consulting and general corporate advice with respect to the customer's contemplated private equity and/or debt financing.

On November 22, 2002, the agreement was amended to provide for the payment of additional compensation to the Company in the form of warrants exercisable for a period of two years from the date of issuance for 25,000 shares of the customer's publicly held common stock at an exercise price of $3.18 per share.

On July 18, 2003, the initial agreement was further amended to provide for the payment of additional compensation to the Company in the form of options exercisable for a period of two years from the date of issuance for 30,000 shares of the customer's publicly held common stock to be issued in two 15,000 increments upon the completion of two separate and specific criteria specified in the agreement. Each award of 15,000 options will be at an exercise price equal to the closing price of the customer's common stock on the trading day before satisfaction of the criteria for such award.

On January 23, 2003, 25,000 options in connection with the amendment dated November 22, 2002, were issued to the Company with an exercise price of $3.18 per share and expiring January 23, 2005, for performance of consulting services in 2003. The options were valued at $59,219 at the issue date using the Black-Scholes fair value based pricing model. At December 31, 2003, the Black-Scholes pricing model valued the options at $579,430.

On August 12, 2003, 15,000 options were issued to the Company with an exercise price of $12.37 per share, expiring August 12, 2005, in satisfaction of achieving the first criteria of the July 18, 2003 amendment. The options were valued at $85,269 at the issue date using the Black-Scholes fair value based pricing mode. At December 31, 2003, the Black-Scholes pricing model valued the options at $243,687.

The remaining 15,000 options under the July 18, 2003 amendment have not been issued pending satisfaction of the second of the specified criteria, and accordingly are not valued in these financial statements.

A summary of options held at December 31, 2003 is as follows:

	Option Shares	Fair Value
Balance, beginning	$ -	$ -
Issued January 23, 2003	25,000	579,430
Issued August 12, 2003	15,000	243,687
Balance, ending	$ 40,000	$ 823,117